EXHIBIT 3

FIRSTSERVICE CORPORATION
Management’s discussion and analysis for the year ended December 31, 2014
(in US dollars)
February 24, 2015

The following management’s discussion and analysis (“MD&A”) should be read together with the audited consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of FirstService Corporation (“we,” “us,” “our,” the “Company” or “FirstService”) for the year ended December 31, 2014. The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the “CSA”). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the year ended December 31, 2014 and up to and including February 24, 2015.

Additional information about the Company, including the Company’s current Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission website at www.sec.gov.

This MD&A includes references to “adjusted EBITDA” and “adjusted EPS”, which are financial measures that are not calculated in accordance with GAAP.  For a reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measures, see “Reconciliation of non-GAAP financial measures.”

Consolidated review
Our consolidated revenues for 2014 were $2.71 billion, an increase of 18% over the prior year measured in local currencies (16% measured in the reporting currency), attributable to a combination of internal growth and recent acquisitions. Each of our three operating segments generated strong internal revenue growth.

Our adjusted EPS (see definition and reconciliation below) were $2.73 for the year, up 28% from $2.13. Our diluted net earnings per share from continuing operations calculated in accordance with GAAP were $1.15 versus a loss of $0.48 in the prior year. Our 2013 earnings were negatively affected by the re-branding of our Residential Real Estate Services operations to “FirstService Residential”, which resulted in re-branding and related information technology enhancement costs of $6.0 million as well as accelerated amortization of intangible assets of $11.2 million.

In May 2014, we amended our credit agreement to increase our senior revolving credit facility from $350.0 million to $500.0 million. The other terms of the credit agreement remained substantially unchanged.

We acquired controlling interests in 17 businesses during 2014. The aggregate initial cash purchase price for these acquisitions was $120.6 million ($108.2 million net of cash acquired) and was comprised of 9 commercial real estate businesses operating in France, the United Kingdom, Belgium, Australia, New Zealand, Canada, and several other countries; 5 residential real estate services companies operating in the U.S. and 3 property services businesses operating in Canada and the U.S. We also acquired net non-controlling interests valued at $36.0 million, primarily in the Commercial Real Estate Services segment. These investments were funded with cash on hand and borrowings under our revolving credit facility.

Plan to separate into two independent public companies
On February 10, 2015, we announced that our Board of Directors had approved, in principle, a plan to separate FirstService into two independent publicly traded companies – “Colliers International”, a global leader in commercial real estate services and new “FirstService Corporation”, the North American leader in residential property management and services. After the spin-off, FirstService Corporation will be comprised of the Residential Real Estate Services and Property Services segments.

The proposed spin-off will be implemented through a court-approved Plan of Arrangement (the “Arrangement”) and is subject to final approval from our Board of Directors. The Arrangement will also be subject to regulatory, court and shareholder approvals. Our press release issued on February 10, 2015 with respect to the Arrangement, which is incorporated by reference and is available on SEDAR at www.sedar.com, sets out further details of the Arrangement.

Results of operations – year ended December 31, 2014
Our revenues were $2.71 billion for the year ended December 31, 2014, up 18% relative to 2013 measured in local currencies. The increase was comprised of internal revenue growth 13% and the positive impact of acquisitions of 5%.

Operating earnings increased 51% to $134.4 million in 2014, while adjusted EBITDA rose 21% to $221.7 million. The Commercial Real Estate Services operations generated significant increases in profitability in 2014 through a combination of operating leverage from revenue growth and the favourable impact of recent business acquisitions. Prior year consolidated operating earnings were negatively impacted by $11.2 million of accelerated amortization of intangible assets and $6.0 million of re-branding related costs, both related to our adoption of the “FirstService Residential” brand in our Residential Real Estate Services operations.

Depreciation expense was $38.2 million relative to $34.7 million in the prior year. The increase was attributable to increased investments in office leaseholds and information technology systems in our Commercial Real Estate Services and Residential Real Estate Services operations.

Amortization expense was $24.3 million in 2014, down $12.8 million relative to 2013. Prior year results included accelerated amortization on (i) $11.2 million of legacy trademarks and trade names in our Residential Real Estate Services operations and (ii) $2.8 million of franchise rights in our Property Services segment.

Net interest expense decreased to $14.2 million from $21.5 million in the prior year. Our weighted average interest rate decreased to 3.3% from 4.7% in the prior year. The conversion of our 6.5% Convertible Unsecured Subordinated Debentures (the “Convertible Debentures”) in September 2013, which had an effective interest rate of 7.4%, had the impact of reducing interest costs in the fourth quarter of 2013 and for all of 2014. During the period from November 2013 to October 2014, we had an interest rate swap in place to exchange the fixed rate on the $150 million principal amount of our 3.84% Senior Notes for variable rates. This swap resulted in a modest reduction in interest expense for 2014.

Other income for 2014 was $1.0 million, and was primarily comprised of income from investments accounted for under the equity method in the Commercial Real Estate Services segment, similar to 2013.

Our consolidated income tax rate for the year ended December 31, 2014 was 26% versus 32% in 2013. Relative to 2013, the 2014 tax rate was impacted primarily by the reversal of unrecognized tax benefits where the position was effectively settled or statute of limitations had expired, reducing the effective tax rate by 4%.

Net earnings from continuing operations were $89.4 million, compared to $46.6 million in the prior year. The increase was primarily attributable to improvements in revenues and earnings at the Commercial Real Estate Services operations, offset by the impact of accelerated intangible asset amortization and Residential Real Estate Services re-branding costs noted above.

Discontinued operations for 2014 included two entities – REO Rental (a residential rental operation within our Residential Real Estate Services segment) sold in April 2014 and a US-based commercial real estate consulting operation (within our Commercial Real Estate Services segment) sold in July 2014. Net earnings from discontinued operations were $1.5 million and were comprised of a $0.9 million operating loss and a $2.4 million net gain on sale. Revenues from discontinued operations, which have been removed from the statements of earnings and segment results for all periods presented, were $10.1 million for 2014.

The Commercial Real Estate Services segment reported revenues of $1.58 billion for 2014, up 24% relative to the prior year measured in local currencies. Internal revenue growth measured in local currencies was 16%, and was comprised primarily of increased investment sales, leasing and property management activity, and growth of 8% was attributable to acquisitions. Regionally and on a local currency basis, Americas revenues were up 18% (15% excluding acquisitions), Asia Pacific revenues were up 18% (16% excluding acquisitions), and EMEA revenues were up 54% (18% excluding acquisitions). Acquisitions for 2014 were comprised of a controlling interest in AOS Group, a real estate and workplace consulting firm with operations in France, Belgium and several other countries which was immediately rebranded as “Colliers International” as well as tuck-in acquisitions in the UK, Australia, New Zealand and Canada. Adjusted EBITDA in this segment was $157.4 million, at a margin of 9.9%, versus $114.4 million at a margin of 8.8% in the prior year. The margin increase was attributable to operating leverage, improvements in broker productivity in the Americas region, and the favorable impact of recent acquisitions.

In Residential Real Estate Services, revenues were $919.5 million, an increase of 9% compared to the prior year. Internal growth was 7% and was attributable to property management contract wins, while acquisitions contributed 2%. During the year, we acquired property management businesses operating in California, Texas, Minnesota and New York. This segment reported adjusted EBITDA of $45.6 million or 5.0% of revenues, relative to $53.2 million or 6.3% of revenues in the prior year. The 2014 results were impacted by (i) elevated employee medical benefits costs in the US amounting to approximately $9.0 million; we have redesigned our health plans and adjusted cost sharing with clients and employees effective January 1, 2015 with the expectation that costs will return to a historical burden rate for 2015 and future years and (ii) costs and a write off of accounts receivable totalling $1.9 million related to our homeowner fee collection operations as a result of recent changes in legislation. In mid-2013, the residential property management businesses within this segment re-branded as “FirstService Residential”. Our 2013 results were impacted by investments in re-branding and related information technology enhancements totalling $6.0 million, as well as a $2.0 million charge taken in the third quarter to down-size our homeowner fee collection operations in line with current reduced volumes of delinquencies and changes in the regulatory environment in several states.

Our Property Services operations reported revenues of $212.5 million, an increase of 10% versus the prior year, comprised of internal growth of 8%, which was attributable to royalties from increased system-wide sales at our franchise brands, and acquisitions contributed 2% to growth. Acquisitions included a franchise system operating in Canada and California Closets stores operating in Florida and Illinois. Adjusted EBITDA was $37.8 million, up 13% relative to the prior year, with the margin increasing to 17.8% from 17.4% on account of operating leverage.

Corporate costs were $19.0 million relative to $17.3 million in the prior year.

Results of operations – year ended December 31, 2013
Our revenues were $2.34 billion for the year ended December 31, 2013, up 13% relative to 2012 measured in local currencies. The increase was comprised of internal revenue growth 9% and the positive impact of acquisitions of 4%.

2013 operating earnings increased 12% to $88.8 million in 2013, while adjusted EBITDA rose 22% to $183.9 million.  The Commercial Real Estate Services operations generated significant increases in profitability in 2013. The year’s consolidated operating earnings were negatively impacted by $11.2 million of accelerated amortization of intangible assets and $6.0 million of re-branding related costs, both related to our adoption of the “FirstService Residential” brand in our Residential Real Estate Services operations.

Depreciation expense was $34.7 million in 2013 relative to $30.7 million in the prior year. The increase was attributable to increased investments in office leaseholds and information technology systems, in our Commercial Real Estate Services and Residential Real Estate Services operations.

Amortization expense was $37.1 million in 2013, and included accelerated amortization on (i) $11.2 million of legacy trademarks and trade names in our Residential Real Estate Services operations; (ii) $4.3 million of brokerage backlog primarily related to the acquisition of the Colliers Germany operations during the year and (iii) $2.8 million of franchise rights in our Property Services segment.

Net interest expense in 2013 increased to $21.5 million from $19.6 million in the prior year. Our 2013 weighted average interest rate decreased to 4.5% from 5.1% in the prior year. The conversion of our Convertible Debentures in September 2013, which had an effective interest rate of 7.4%, had the impact of reducing interest costs in the fourth quarter of 2013 and going forward. In November 2013, we put an interest rate swap in place to exchange the fixed rate on the $150 million principal amount of our 3.84% Senior Notes for variable rates, bringing the total notional amount swapped to $170.0 million. The swaps resulted in a modest reduction in interest expense for 2013 and were expected to result in lower interest expense in 2014.

Other income for 2013 was $1.5 million, and was primarily comprised of income from investments accounted for under the equity method in the Commercial Real Estate Services segment, similar to 2012.

Our consolidated income tax rate for the year ended December 31, 2013 was 32% versus 33% in 2012. The 2012 tax rate was impacted by additional tax of $1.5 million from realized foreign exchange gains, which had the effect of increasing the 2012 tax rate by 2%.

Net earnings from continuing operations in 2013 were $46.6 million, compared to $41.4 million in the prior year. The increase was primarily attributable to improvements in revenues and earnings at the Commercial Real Estate Services operations, offset by the impact of accelerated intangible asset amortization and Residential Real Estate Services re-branding costs noted above.

The net loss from discontinued operations in 2013 was $5.0 million and was comprised of a $4.1 million loss on the sale of Field Asset Services, LLC (“FAS”), a property preservation and distressed asset management services provider within our Property Services segment, as well as operating losses at both FAS and REO Rental. Revenues from discontinued operations, which have been removed from the statements of earnings and segment results for all periods presented, were $95.2 million for 2013.

In January 2013, we completed a private placement of $150 million of 3.84% Senior Notes with a group of US institutional investors. The proceeds from the issuance of the 3.84% Senior Notes were applied to repay borrowings under our revolving credit facility. The 3.84% Senior Notes are required to be repaid in five equal annual installments beginning in January 2021.

In May 2013, all of our outstanding 7% cumulative preference shares, series 1 (the “Preferred Shares”) were eliminated by way of a partial redemption for cash (totalling $39.2 million) immediately followed by a mandatory conversion of all then remaining Preferred Shares into 2.89 million new Subordinate Voting Shares.

In June 2013, our Residential Real Estate Services operations, which had operated as 18 separate brands in markets across North America, re-branded under the “FirstService Residential” name. The adoption of common branding was designed to signify our market leadership, our commitment to service excellence and to leverage our industry-leading strengths to the benefit of current and future clients.

In September 2013, we completed the early redemption of our Convertible Debentures originally due December 31, 2014 in accordance with the redemption rights attached to the Convertible Debentures. Leading up to the redemption, we received conversion requests from substantially all holders of Convertible Debentures, which resulted in the issuance of 2.74 million new Subordinate Voting Shares.

On September 30, 2013, we completed the sale of FAS for gross cash proceeds of $55.0 million. As of December 31, 2013, REO Rental was classified as held for sale.

The Commercial Real Estate Services segment reported revenues of $1.31 billion for 2013, up 14% relative to the prior year measured in local currencies. Internal revenue growth measured in local currencies was 8%, and was comprised primarily of increased investment sales, leasing and property management activity, and growth of 6% was attributable to acquisitions. Regionally and on a local currency basis, Americas revenues were up 6% (5% excluding acquisitions), Asia Pacific revenues were up 14% (12% excluding acquisitions), and Europe revenues were up 62% (13% excluding acquisitions). Acquisitions for 2013 were comprised of controlling ownership stakes in the four businesses comprising Colliers Germany, as well as four other operations in Australia, the Netherlands, Brazil and Canada. Adjusted EBITDA in this segment was $114.4 million in 2013, at a margin of 8.8%, versus $77.7 million at a margin of 6.7% in the prior year. The margin increase was attributable to operating leverage, improvements in broker productivity in the Americas region, and the favourable impact of recent acquisitions.

In Residential Real Estate Services, revenues were $845.0 million for 2013, an increase of 10% compared to the prior year. Internal growth was 9% and was attributable to property management contract wins, while acquisitions contributed 1%. During the year, we acquired three property management businesses operating in Missouri, Florida and Alberta. In mid-2013, the residential property management businesses within this segment re-branded as “FirstService Residential”. This segment reported adjusted EBITDA of $53.2 million in 2013 or 6.3% of revenues, relative to $56.2 million or 7.3% of revenues in the prior year. The decline in margin was largely attributable to investments in re-branding and related information technology enhancements totalling $6.0 million, as well as a $2.0 million charge taken in the third quarter to down-size our homeowner fee collection operations in line with reduced volumes of delinquencies and changes in the regulatory environment in several states.

Our Property Services operations reported revenues of $193.1 million for 2013, an increase of 13% versus the prior year, comprised entirely of internal growth, which was attributable to royalties from increased system-wide sales at our franchise brands. Adjusted EBITDA was $33.5 million for 2013, up 17% relative to the prior year, with the margin increasing to 17.4% from 16.8% on account of operating leverage.

Corporate costs were $17.3 million in 2013 relative to $11.6 million in the prior year. The 2013 cost increase was attributable to performance-based incentive compensation accruals which are based on increased adjusted EPS including both continuing and discontinued operations, relative to the prior year.

Results of operations – year ended December 31, 2012
Revenues were $2.10 billion for the year ended December 31, 2012, up 15% from 2011 measured in local currencies. The increase was due to internal growth of 8% and the positive impact of acquisitions of 7%.

2012 operating earnings increased 43% from the prior year to $79.2 million, while adjusted EBITDA increased 32% to $151.0 million. Operating earnings for 2012 were impacted by $16.3 million in acquisition-related items, primarily in our Commercial Real Estate Services segment. These acquisition-related items largely consisted of transaction costs related to the Colliers International UK acquisition, as well as fair value adjustments on contingent acquisition consideration related to acquisitions completed in the previous two years.

Depreciation expense was $30.7 million in 2012, up 10% versus the prior year. The increase was attributable to investments in information technology systems and leasehold improvements. Amortization expense was $17.4 million in 2012, down 5% versus the prior year as a result of a reduction in additions due to a slower pace of acquisitions during the period.

Net interest expense in 2012 increased 17% from the prior year, to $19.6 million, primarily attributable to higher average borrowings. Our 2012 weighted average interest rate increased to 5.1% from 4.8% in the prior year, as a result of the renewal of our revolving credit facility, which resulted in higher floating interest rates compared to our previous credit facility in place during the prior year, partially offset by repayments of our fixed interest rate senior notes. We also had an interest rate swap in place to exchange the fixed rate on $30 million of notional value on our senior notes for variable rates. The swap resulted in a modest reduction in interest expense.

Other income for 2012 was $2.4 million, comprised primarily of income from non-consolidated investments in the Commercial Real Estate Services segment. Other expense for 2011 included a net loss of $3.5 million from investments accounted for under the equity method, including our 29.5% stake in Colliers International UK plc (the publicly-traded predecessor to the business we acquired in March 2012), as well as an other-than-temporary impairment loss of $3.1 million recorded as of December 31, 2011 on the same investment.

Our consolidated income tax rate for the year ended December 31, 2012 was 33% versus a recovery of 136% in 2011. The most significant item impacting the tax rate for 2012 was additional tax of $1.5 million from realized foreign exchange losses, which had the effect of increasing the tax rate by 2%. The 2011 rate was impacted by the reversal of deferred income tax valuation allowances, which reduced income tax expense by $49.7 million. After considering the impact of the valuation allowances, the tax rate for 2011 was approximately 20%.

Net earnings from continuing operations for 2012 were $41.4 million, compared to $76.5 million in the prior year. The variance was primarily attributable to the reversal of the deferred income tax valuation allowance in 2011, partially offset by stronger operating results in 2012.

The net loss from discontinued operations was $0.5 million in 2012, which included the results of FAS, REO Rental and the US-based commercial real estate consulting operation. The revenues of these businesses for 2012, which have been removed from the statements of earnings and segment results for all periods presented, were $206.6 million.

In March 2012, we entered into an amended and restated credit agreement with a syndicate of lenders, which increased our existing committed senior revolving credit facility from $275 million to $350 million and added an uncommitted accordion provision allowing for an additional $100 million of borrowing capacity under certain circumstances. The revised senior revolving credit facility has a five year term ending March 1, 2017.

The Commercial Real Estate Services segment reported revenues of $1.16 billion for 2012, up 19% relative to the prior year measured in local currencies. Internal revenue growth was 9%, and was comprised primarily of increased investment sale and lease brokerage, property management and project management activity. Growth of 10% was attributable to acquisitions. Regionally and in local currencies, Americas revenues were up 14%, Asia Pacific revenues were up 7%, and Europe revenues were up 112% (down 3% excluding acquisitions). Adjusted EBITDA in this segment for 2012 was $77.7 million, at a margin of 6.7%, versus $51.0 million at a margin of 5.2% in the prior year. The margin increase was attributable to operating leverage and greater back office efficiency.

In the Residential Real Estate Services segment, revenues were $769.0 million for 2012, an increase of 11% compared to the prior year. Internal growth was 7% and was driven primarily by new property management contracts, while 4% growth was attributable to acquisitions. This segment reported adjusted EBITDA of $56.2 million at a margin of 7.3% for 2012, compared to $54.0 million at a margin of 7.8% in the prior year. The decline in margin was attributable to pricing pressure on contract renewals in our core property management operations and changes in service mix, with a reduction in higher-margin ancillary service fees.

Our Property Services segment reported revenues of $170.8 million for 2012, an increase of 3% versus the prior year. Adjusted EBITDA in this segment for 2012 was $28.7 million, up 21% from the prior year, and the margin was 16.8% in 2012 relative to 14.4% in the prior year. The margin increase was primarily attributable to operating leverage in the franchised services operations.

Corporate costs for 2012 were $11.6 million relative to $14.4 million in the prior year. The 2012 results were impacted by the elimination of performance-based executive compensation relative to the prior year. Performance-based compensation is based on year over year growth in adjusted EPS, including both continuing and discontinued operations.

Selected annual information - last five years
(in thousands of US$, except share and per share amounts)

	Year ended December 31
	2014	2013	2012	2011	2010

Operations
Revenues	$2,714,273	$2,344,625	$2,098,987	$1,841,406	$1,606,462
Operating earnings	134,427	88,780	79,248	55,486	46,461
Net earnings from
continuing operations	89,399	46,601	41,393	76,495	17,330
Net earnings from
discontinued operations	1,537	(5,183)	(671)	25,248	30,570
Net earnings	90,936	41,418	40,722	101,743	47,900

Financial position
Total assets	$1,639,427	$1,443,511	$1,317,910	$1,233,718	$1,129,541
Long-term debt	493,348	372,794	337,205	316,415	240,740
Convertible debentures	-	-	77,000	77,000	77,000
Redeemable non-controlling interests	230,992	222,073	147,751	138,501	172,275
Shareholders' equity	233,215	249,049	244,153	246,522	201,331

Common share data
Net earnings (loss) per common share:
Basic
Continuing operations	$1.16	$(0.48)	$(0.10)	$1.36	$(0.72)
Discontinued operations	0.04	(0.16)	(0.02)	0.77	0.84
	1.20	(0.64)	(0.12)	2.13	0.12
Diluted
Continuing operations	1.15	(0.48)	(0.10)	1.34	(0.72)
Discontinued operations	0.04	(0.16)	(0.02)	0.76	0.83
	1.19	(0.64)	(0.12)	2.10	0.11
Weighted average common shares
outstanding (thousands)
Basic	35,917	32,928	30,026	30,094	30,081
Diluted	36,309	33,262	30,376	30,551	30,367
Cash dividends per common share	$0.40	$0.20	$-	$-	$-

Preferred share data
Number outstanding (thousands)	-	-	5,231	5,623	5,772
Cash dividends per preferred share	$-	$0.4375	$1.75	$1.75	$1.75

Other data
Adjusted EBITDA	$221,745	$183,893	$151,047	$114,440	$92,169
Adjusted EPS	2.73	2.13	1.62	1.02	0.75

Results of operations – fourth quarter ended December 31, 2014
Consolidated operating results for the fourth quarter ended December 31, 2014 were up significantly relative to the results experienced in the comparable prior year quarter. In particular, Commercial Real Estate Services revenues increased 28% versus the prior year quarter measured in local currencies (20% excluding acquisitions) as a result of strong investment sales and leasing activity in all three geographic regions. Net earnings from continuing operations, operating earnings and adjusted EBITDA increased in the fourth quarter as a result of growth in the Commercial Real Estate Services segment. This increase was partially offset by a reduction in earnings from the Residential Real Estate Services segment, due to increased employee medical benefits costs in the US, consistent with our experience in the second and third quarters of 2014.

Operating segment reporting revision
Effective in the second quarter of 2014, a component of the Residential Real Estate Services (“RRE”) segment, Service America, became managed by the Property Services management team on the basis that the business had evolved to become more akin to the Property Services operations than the RRE operations. Service America is a Florida-based provider of heating, ventilation and air conditioning services and related service contracts to residential and commercial customers, and is expected to be better able to grow and share best practices within the Property Services operating segment. Segment reporting has been revised to reflect Service America in the Property Services segment for all periods presented. For the year ended December 31, 2014, Service America generated revenues of $49.2 million, adjusted EBITDA of $3.2 million, and operating earnings of $2.0 million (2013 - $52.8 million, $4.6 million and $2.9 million, respectively).

Quarterly results - years ended December 31, 2014 and 2013
(in thousands of US$, except per share amounts)

	Q1	Q2	Q3	Q4	Year

Year ended December 31, 2014
Revenues	$545,112	$660,729	$684,606	$823,826	$2,714,273
Operating earnings	4,925	38,786	37,830	52,886	134,427
Net earnings from continuing operations	1,460	25,589	24,552	37,798	89,399
Net earnings (loss) from discontinued operations	(485)	(1,675)	3,104	593	1,537
Net earnings	975	23,914	27,656	38,391	90,936
Diluted net earnings (loss) per common share:
Continuing operations	(0.15)	0.26	0.59	0.45	1.15
Discontinued operations	(0.01)	(0.05)	0.09	0.02	0.04
	(0.16)	0.21	0.68	0.47	1.19

Year ended December 31, 2013
Revenues	$473,634	$576,099	$603,035	$691,857	$2,344,625
Operating earnings (loss)	(4,680)	10,847	33,972	48,641	88,780
Net earnings (loss) from continuing operations	(7,890)	4,260	22,176	28,055	46,601
Net earnings (loss) from discontinued operations	(358)	149	(2,259)	(2,715)	(5,183)
Net earnings (loss)	(8,248)	4,409	19,917	25,340	41,418
Diluted net earnings (loss) per common share:
Continuing operations	(0.54)	(0.21)	0.09	0.11	(0.48)
Discontinued operations	(0.01)	-	(0.06)	(0.08)	(0.16)
	(0.55)	(0.21)	0.03	0.03	(0.64)

Other data
Adjusted EBITDA - 2014	$22,287	$59,706	$59,332	$80,420	$221,745
Adjusted EBITDA - 2013	10,241	45,166	55,609	72,877	183,893
Adjusted EPS - 2014	0.08	0.74	0.75	1.16	2.73
Adjusted EPS - 2013	(0.20)	0.57	0.69	0.96	2.13

Operating outlook
We are committed to a long-term growth strategy that includes average internal revenue growth in the 5-10% range, combined with acquisitions to build each of our service platforms, resulting in targeted average annual growth in revenues, adjusted EBITDA and adjusted EPS in excess of 15%. Economic conditions will negatively or positively impact these percentage growth rates in any given year.

Our expectations for 2015 in our Commercial Real Estate Services segment are for high single digit year-over-year local currency revenue gains across most regions from internal growth and the full year impact of completed acquisitions. The appreciation of the US dollar relative to the Canadian dollar, Australian dollar, UK pound and Euro is expected to dampen growth on a reporting currency basis. Approximately 65% of revenues and expenses are generated in currencies other than the US dollar. Assuming that the spot exchange rates as of the date of this MD&A remain in effect for the full year 2015, reporting currency revenue and earnings growth will be negatively impacted by approximately 4%. Earnings are expected to benefit from a modest ongoing increase in operating margins as a result of operating leverage, offset by the negative impact of foreign currency movements.

In our Residential Real Estate Services segment, revenues are expected to grow at a low double digit percentage rate in 2015 from continuing new business wins and strong client retention. Operating margins for 2015 are expected to be higher than 2014, as (i) we have redesigned our US employee medical benefit plan and adjusted cost sharing with clients and employees effective January 1, 2015 with the expectation that costs will return to a historical burden rate for 2015 and future years and (ii) costs related to the homeowner fee collection operations experienced in 2014 are not expected to recur.

Our Property Services segment is expected to generate low double digit percentage growth in 2015 from increases in franchisee productivity, the addition of new franchisees, and increases in sales at company-owned California Closets stores. Operating margins are expected to remain similar to 2014 levels.

Seasonality and quarterly fluctuations
Certain segments of the Company’s operations are subject to seasonal variations. The seasonality of the service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

The Commercial Real Estate Services segment generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These brokerage operations comprised approximately 35% of 2014 consolidated revenues (2013 - 35%).

Liquidity and capital resources
The Company generated cash flow from operating activities of $159.1 million for the year ended December 31, 2014, relative to $116.3 million in the prior year. Operating cash flow was favourably impacted by disciplined collections of accounts receivable, as well as an increase in accounts payable and accrued liabilities as of December 31, 2014. We believe that cash from operations and other existing resources, including our revolving credit facility described below, will continue to be adequate to satisfy the ongoing working capital needs of the Company.

We have a credit agreement with a syndicate of lenders which contains a senior revolving credit facility of $500 million. The credit agreement has a five year term ending March 1, 2017 and bears interest at 1.25% to 3.00% over floating reference rates, depending on certain leverage ratios.

During 2014, we invested cash in acquisitions as follows: an aggregate of $108.2 million (net of cash acquired) in 17 new business acquisitions, $25.8 million in contingent consideration payments related to previously completed acquisitions, and $36.0 million in acquisitions of redeemable non-controlling interests (“RNCI”). We also realized net proceeds on sale (net of cash sold) of $8.4 million on the disposal of two entities in 2014.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration, assuming all contingencies are satisfied and payment is due in full, totalling $37.0 million as at December 31, 2014 (December 31, 2013 - $12.6 million). The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable after the end of the contingency period, which extends to February 2019. We estimate that, approximately 80% of the contingent consideration outstanding as of December 31, 2014 will ultimately be paid.

Capital expenditures for the year were $52.5 million (2013 - $34.8 million), which consisted primarily of investments in productivity-enhancing information technology systems in all three operating segments as well as office leasehold improvements. The 2014 increase related primarily to new premises for Colliers International’s Manhattan office.

In May 2013, we completed the partial redemption and conversion of our Preferred Shares, which resulted in the elimination of the Preferred Shares from our capital structure. The redemption was completed with a cash outlay of $39.2 million. The conversion resulted in the issuance of 2.89 million new Subordinate Voting Shares from treasury.

In September 2013, we completed the early redemption of our $77.0 million Convertible Debentures in accordance with the redemption rights attached to the Convertible Debentures. Leading up to the redemption, we received conversion requests from substantially all holders of Convertible Debentures, which resulted in the issuance of 2.74 million new Subordinate Voting Shares from treasury.

Net indebtedness as at December 31, 2014 was $336.6 million, versus $230.1 million at December 31, 2013. Net indebtedness is calculated as the current and non-current portions of long-term debt less cash and cash equivalents.  We were in compliance with the covenants of our financing agreements as at December 31, 2014 and we expect to remain in compliance with such covenants going forward.

The Company declared common share dividends totalling $0.40 per share during 2014, with $0.30 paid in cash during the year and $0.10 paid in January 2015. The Company’s policy is to pay quarterly dividends on its common shares in the future, subject to the discretion of our Board of Directors.

During the year we distributed $26.0 million (2013 - $22.0 million) to non-controlling shareholders of subsidiaries, in part to facilitate the payment of income taxes on account of those subsidiaries organized as flow-through entities.

The following table summarizes our contractual obligations as at December 31, 2014:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$489,122	$34,421	$302,652	$245	$151,804
Interest on long term debt	46,887	8,641	19,110	12,986	6,150
Capital lease obligations	4,226	1,976	1,725	525	-
Contingent acquisition consideration	27,136	10,971	12,175	3,990	-
Operating leases	369,960	77,208	120,083	76,972	95,697

Total contractual obligations	$937,331	$133,217	$455,745	$94,718	$253,651

At December 31, 2014, we had commercial commitments totaling $7.9 million comprised of letters of credit outstanding due to expire within one year. We are required to make semi-annual payments of interest on our Senior Notes at a weighted average interest rate of 4.3%.

To manage our insurance costs, we take on risk in the form of high deductibles on many of our coverages. We believe this step reduces overall insurance costs in the long term, but may cause fluctuations in the short term depending on the frequency and severity of insurance incidents.

In most operations where managers or employees are also non-controlling owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Non-controlling owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the non-controlling shareholder acquired their interest, as the case may be. The total value of the RNCI (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	December 31	December 31
(in thousands of US$)	2014	2013

Commercial Real Estate Services	$149,188	$135,515
Residential Real Estate Services	59,466	64,312
Property Services	20,605	15,920
	$229,259	$215,747

The amount recorded on our balance sheet under the caption “redeemable non-controlling interests” is the greater of (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position.  As at December 31, 2014, the RNCI recorded on the balance sheet was $231.0 million. The purchase prices of the RNCI may be paid in cash or in Subordinate Voting Shares of FirstService. If all RNCI were redeemed in cash, the pro forma estimated accretion to diluted net earnings per share from continuing operations for 2014 would be $1.13, and the accretion to adjusted EPS would be $0.60.

Stock-based compensation expense
One of our key operating principles is for senior management to have a significant long-term equity stake in the businesses they operate.  The equity owned by senior management takes the form of stock, stock options or notional value appreciation plans, the latter two of which require the recognition of compensation expense under GAAP.  The amount of expense recognized with respect to stock options is determined for the Company plan by allocating the grant-date fair value of each option over the expected term of the option. The amount of expense recognized with respect to the subsidiary stock option plan and notional value appreciation plans is re-measured quarterly.

With respect to the subsidiary stock option plan, which is in the Commercial Real Estate Services segment, compensation expense of $9.0 million was recognized in 2014 (2013 - $8.6 million; 2012 - $4.3 million). The fair value of the underlying subsidiary shares as of December 31, 2014 is $16.9 million (December 31, 2012 - $12.9 million). Holders of subsidiary stock options become subject to a shareholders’ agreement upon the exercise of the options, subject to the same conditions as described above.

Discussion of critical accounting estimates and judgments
Critical accounting estimates are those that management deems to be most important to the portrayal of our financial condition and results of operations, and that require management’s most difficult, subjective or complex judgments, due to the need to make estimates about the effects of matters that are inherently uncertain. We have identified six critical accounting estimates: the recoverability of deferred income tax assets, determination of fair values of assets acquired and liabilities assumed in business combinations, impairment testing of the carrying value of goodwill, valuation of contingent consideration related to acquisitions, quantification of uncertain income tax positions, and the collectability of accounts receivable.

Deferred income tax assets arise from the recognition of the benefit of certain net operating loss carry-forwards.  Management must weigh the positive and negative evidence surrounding the future realization of the deferred income tax assets to determine whether a valuation allowance is required, or whether an existing valuation allowance should remain in place. These determinations, which involve projections of future taxable income, require significant management judgment. Changes in judgments, in particular of future US taxable earnings, could result in the recognition or de-recognition of a valuation allowance which could impact income tax expense materially.

The determination of fair values of assets acquired and liabilities assumed in business combinations requires the use of estimates and judgment by management, particularly in determining fair values of intangible assets acquired. For example, if different assumptions were used regarding the profitability and expected attrition rates of acquired customer relationships, different amounts of intangible assets and related amortization could be reported.

Goodwill impairment testing involves assessing whether events have occurred that would indicate potential impairment and making estimates concerning the fair values of reporting units and then comparing the fair value to the carrying amount of each unit. The determination of what constitutes a reporting unit requires significant management judgment. We have seven reporting units determined with reference to service type, customer type, service delivery model and geography. Goodwill is attributed to the reporting units at the time of acquisition.  Estimates of fair value can be impacted by sudden changes in the business environment, prolonged economic downturns or declines in the market value of the Company’s own shares and therefore require significant management judgment in their determination. When events have occurred that which would suggest a potential decrease in fair value, the determination of fair value is done with reference to a discounted cash flow model which requires management to make certain estimates. The most sensitive estimates are estimated future cash flows and the discount rate applied to future cash flows. Changes in these assumptions could result in a materially different fair value.

Contingent consideration is required to be measured at fair value at the acquisition date and at each balance sheet date until the contingency expires or is settled.  The fair value at the acquisition date is a component of the purchase price; subsequent changes in fair value are reflected in earnings. Most acquisitions made by us have a contingent consideration feature, which is usually based on the acquired entity’s profitability (measured in terms of Adjusted EBITDA) during a one to three year period after the acquisition date.  Significant estimates are required to measure the fair value of contingent consideration, including forecasting profits for the contingency period and the selection of an appropriate discount rate. Increasing forecasted profits by 10% has the effect of increasing the fair value of contingent consideration outstanding as of December 31, 2014 by $3.0 million. Increasing the discount rate by 10% has the effect of reducing the fair value of the contingent consideration outstanding as of December 31, 2014 by $2.0 million.

In the ordinary course of business, there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination by tax authorities based upon an evaluation of the facts and circumstances at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a tax authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements.

Accounts receivable allowances are determined using a combination of historical experience, current information, and management judgment. Actual collections may differ from our estimates. A 10% increase in the accounts receivable allowance would increase bad debt expense by $2.8 million.

Reconciliation of non-GAAP financial measures
In this MD&A, we make reference to “adjusted EBITDA” and “adjusted EPS,” which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings from continuing operations, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. The Company uses adjusted EBITDA to evaluate its own operating performance and its ability to service debt, as well as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of its service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings from continuing operations to adjusted EBITDA appears below.

	Year ended
(in thousands of US$)	December 31
	2014	2013	2012

Net earnings from continuing operations	$89,399	$46,601	$41,393
Income tax	31,799	22,204	20,733
Other expense (income)	(1,008)	(1,524)	(2,441)
Interest expense, net	14,237	21,499	19,563
Operating earnings	134,427	88,780	79,248
Depreciation and amortization	62,410	71,882	48,039
Acquisition-related items	11,825	10,498	16,326
Stock-based compensation expense	13,083	12,733	7,434
Adjusted EBITDA	$221,745	$183,893	$151,047

Adjusted EPS is defined as diluted net earnings (loss) per common share from continuing operations, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization of intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share from continuing operations, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers.  A reconciliation of diluted net earnings (loss) per common share from continuing operations to adjusted EPS appears below.

	Year ended
(in US$)	December 31
	2014	2013	2012

Diluted net (loss) earnings per common share
from continuing operations	$1.15	$(0.48)	$(0.10)
Non-controlling interest redemption increment	0.53	1.25	0.70
Acquisition-related items	0.31	0.30	0.51
Amortization of intangible assets, net of tax	0.43	0.73	0.35
Stock-based compensation expense, net of tax	0.31	0.33	0.16
Adjusted EPS	$2.73	$2.13	$1.62

We believe that the presentation of adjusted EBITDA and adjusted EPS, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted EPS are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP.  As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Impact of recently issued accounting standards
In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. This ASU changes the threshold for reporting discontinued operations and adds new disclosures. This ASU is effective for the Company on January 1, 2015. The Company expects that the adoption of this ASU will result in fewer disposals of businesses to be reported as discontinued operations.

In May 2014, FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. This ASU clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and International Financial Reporting Standards (“IFRS”) and is effective for the Company on January 1, 2017. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

Impact of IFRS
On January 1, 2011, many Canadian companies were required to adopt IFRS. In 2004, in accordance the rules of the CSA, the Company elected to report exclusively using US GAAP. Under the rules of the CSA, the Company is permitted to continue preparing its financial statements in accordance with US GAAP and, as a result, did not adopt IFRS on January 1, 2011.

Financial instruments
We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates.  We do not use financial instruments for trading or speculative purposes. As at the date of this MD&A, the Company had one interest rate swap in place to exchange the fixed interest rate on $10.0 million of notional value on our 5.44% Senior Notes for a floating rate of LIBOR + 3.87%. This interest rate swap involves risks, such as the risk that counterparties may fail to honor their obligations under these arrangements. If such events occur, our results of operations may be adversely affected.

Transactions with related parties
The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the year ended December 31, 2014 was $1.1 million (2013 - $1.0 million; 2012 - $1.6 million). The recorded amount of the property management revenues for year ended December 31, 2014 was $15.1 million (2013 - $13.0 million; 2012 - $16.2 million). These amounts are settled monthly in cash, and are priced at market rates. The rental arrangements have fixed terms of up to 10 years. The property management contracts have terms of 1 to 3 years.

As at December 31, 2014, the Company had $4.8 million of loans receivable from non-controlling shareholders (2013 - $4.7 million) and $0.2 million of loans payable to minority shareholders (2013 - $5.1 million). The business purpose of the loans receivable is to finance the sale of non-controlling interests in subsidiaries to senior managers. The business purpose of the loans payable is to finance purchases of non-controlling interests. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on the Company’s cost of borrowing plus a spread. The loans have terms of 1 to 10 years, but are open for repayment without penalty at any time.

Outstanding share data
The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, of which are authorized 2,500 Series 1 preference shares and an unlimited number of Preferred Shares, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 34,603,011 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 1,698,150 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

During the year ended December 31, 2014, the Company repurchased 552,927 Subordinate Voting Shares under its Normal Course Issuer Bid (“NCIB”) at an average price of $52.21 per share. All shares purchased under the NCIB were cancelled. The Company is authorized to repurchase up to an additional 2,627,073 Subordinate Voting Shares under its NCIB, which expires on June 8, 2015.

Canadian tax treatment of common share dividends
For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”.  Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Disclosure controls and procedures
Our Chief Executive Officer and Chief Financial Officer, with the assistance and participation of other Company management, have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Canada by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) of the United States Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2014 (the “Evaluation Date”).  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under Canadian securities legislation and the Exchange Act is: (i) recorded, processed, summarized and reported within the time periods specified therein; and (ii) accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s report on internal control over financial reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have excluded seventeen individually insignificant entities acquired by the Company during the last fiscal period from our assessment of internal control over financial reporting as at December 31, 2014. The total assets and total revenues of the seventeen majority-owned entities represent 4.2% and 3.6%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2014.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2014, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2014, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2014, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report dated February 24, 2015 which accompanies the Company’s audited consolidated financial statements for the year ended December 31, 2014.

Changes in internal control over financial reporting
During the year ended December 31, 2014, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Forward-looking statements
This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2014, which is included in the Company’s Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Competition in the markets served by the Company.
•	Labour shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Australian dollar, UK pound and Euro denominated revenues and expenses.
•	Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.
•	Obtaining approvals, rulings, court orders and consents, or satisfying other requirements, necessary or desirable to permit or facilitate completion of the Arrangement.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information
Copies of publicly filed documents of the Company, including our Annual Information Form, can be found through the SEDAR website at www.sedar.com.